Exhibit 12.1

                                 USX CORPORATION
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                      TOTAL ENTERPRISE BASIS - (Unaudited)
           ----------------------------------------------------------
                              (Dollars in Millions)

                                Six Months
                                  Ended           Year Ended December 31
                                 June 30     --------------------------------
                                1997   1996   1996   1995    1994   1993   1992
                                ----   ----   ----   ----    ----   ----   ----
Portion of rentals
  representing interest         $41     $40    $80    $78     $85    $84    $87
Capitalized interest             10       6     11     13      58    105     78
Other interest and fixed
  charges                       177     207    399    464     464    372    408
Pretax earnings which would
  be required to cover
  preferred stock dividend
  requirements of parent         13      18     36     46      49     44     14
                               ----    ----   ----   ----    ----   ----   ----
Combined fixed charges
  and preferred stock
  dividends (A)                $241    $271   $526   $601    $656   $605   $587
                               ====    ====   ====   ====    ====   ====   ====
Earnings-pretax income
  with applicable
  adjustments (B)              $837    $853 $1,867   $902  $1,263   $280   $376
                               ====    ====   ====   ====    ====   ====   ====

Ratio of (B) to (A)            3.47    3.15   3.55   1.50    1.92    (a)    (a)
                               ====    ====   ====   ====    ====   ====   ====

  (a) Earnings did not cover combined fixed charges and preferred stock dividends by $325 million for 1993 and by $211 million for 1992.